October 29, 2014

VIA EDGAR

Ashley Vroman-Lee

Senior Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Mutual Fund Series Trust, File Nos. 333-132541, 811-21872

Dear Ms. Vroman-Lee:

On August 15, 2014, Mutual Fund Series Trust (the "Registrant"), on behalf of its series, the Catalyst Tactical Hedged Futures Strategy Fund and the Catalyst/Princeton Hedged Income Fund (each a “Fund” and collectively the “Funds”), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Registration Statement”).  In a telephone conversation on September 29, 2014, you provided comments to the Registration Statement. Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

General Comments

Comment 1.  Please confirm that all material information will be included in an amendment to the Registration Statement and filed with the staff.  Please include Tandy Reps in your response letter.

Response.  Registrant confirms that all material information will be included in an amendment to the Registration Statement, and notes that the Tandy Reps are included below.

Prospectus

Catalyst Tactical Hedged Futures Strategy Fund – Fund Summary

Comment 2.  Please confirm that all fee table information and Example numbers will be filed for review by the Staff.

Response.  Registrant so confirms.  The complete fee table and Example numbers are provided below:

Shareholder Fees (fees paid directly from your investment)	Class A	Class C	Class I
Maximum Sales Charge (Load) Imposed on Purchases (as a % of offering price)	5.75%	None	None
Maximum Deferred Sales Charge (Load) (as a % of the original purchase price)	1.00%	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends and other Distributions	None	None	None
Redemption Fee	None	None	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.75%	1.75%	1.75%
Distribution and Service (12b-1) Fees	0.25%	1.00%	0.00%
Other Expenses[1]	0.23%	0.23%	0.23%
Total Annual Fund Operating Expenses	2.23%	2.98%	1.98%

1 Estimated for the current fiscal year.

Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.  The Example assumes that you invest $10,000 in the Fund for the time periods indicated, and then redeem all of your shares at the end of those periods.  The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same.  Although your actual costs may be higher or lower, based on these assumptions your costs would be:

YEAR	Class A	Class C	Class I
1	$788	$301	$201
3	$1232	$921	$621

Comment 3.  Please confirm that the Item 4 is a summary of Item 9.

Response. The Registrant so confirms.

Comment 4.  In “Principal Investment Strategies,” the disclosure states, in relevant part, “[c]all options expire worthless when the underlying index price is below the strike price at maturity….”  Please explain what happens when options expire with value.  Additionally, will the Fund hedge to cover such an instance?

Response.  The adviser has confirmed to the Registrant that the Fund may hedge with other call and put positions to cover circumstances where the options expire with value and disclosure to that effect has been added to the Item 9 disclosure. The Registrant has also revised the disclosure as follows:

“ITB Capital Management, LLC, the Fund's sub-advisor (the "Sub-Advisor") focuses on writing call and put options that it expects to expire worthless.  Call options expire worthless when the underlying index price is below the strike price at maturity (expiration date); while put options expire worthless when the underlying index price is above the strike price at maturity (expiration date).  The Fund profits when written options expire worthless because it retains all of the original sales proceeds (option premium).  If written options expire with value, the Fund could lose money on its option investments to the extent of the difference between the underlying index price and the strike price at maturity exceeds the option premiums the Fund received.”

Comment 5.  In “Principal Investment Strategies,” the description of the Fund’s strategy appears to indicate that the Fund will retain the premiums generated by the Fund’s sale of options.  Please explain supplementally how the Fund will find buyers for the options?  Is it easier to find buyers during times of market volatility?

Response.  Like any option, buyers and sellers can be found for options because different investors make different predictions about which way the market is moving at any given time. The options written by the Fund are exchange traded, so there is a readily available market of buyers and sellers for the options in most market environments.

Comment 6.  In “Principal Risks of Investing in the Fund,” please include disclosure related to sector risks related to various commodities in the futures markets.

Response. The Registrant has added the following risk:

“Commodity Risk. Investing in the commodities markets may subject the Fund to greater volatility than investments in traditional securities.  Commodity prices are influenced by unfavorable weather, animal and plant disease, geologic and environmental factors as well as changes in government regulation such as tariffs, embargoes or burdensome production rules and restrictions.”

Comment 7.  In “Principal Risks of Investing in the Fund,” please include disclosure related to the risk of not finding buyers for the options in order to generate premiums for the Fund to retain.

Response.  The adviser has confirmed to the Registrant that finding a buyer for an option is not a principal risk of the Fund because there is a readily available market of buyers and sellers for the options, so the Registrant has not added the risk requested.

Comment 8.  In “Principal Risks of Investing in the Fund,” “Turnover Risk” is included.  If active and frequent trading is expected to be a part of the Fund’s strategy, please disclose as much in the “Principal Investment Strategies” section.

Response.  The Registrant has added the following to the end of the second paragraph in “Principal Investment Strategies”:

“The Fund is actively managed, which may lead to high turnover of the Fund’s portfolio.”

Catalyst/Princeton Hedged Income Fund – Fund Summary

Comment 9.    The Fund’s stated objective of “current income and long-term capital appreciation with preservation of capital and low volatility”, suggesting an objective of income and growth, which is inappropriate given that the Fund is an income fund with “income” in its name.  “Income” funds must have a primary objective of income.  Please revise the Fund’s objective accordingly.

Response. The Registrant has revised the Fund’s objective as follows:

“The Fund’s primary investment objective is current income with a secondary objective of ~~and~~ long-term capital appreciation with preservation of capital and low volatility.”

Comment 10. Please confirm that all fee table information and Example numbers will be filed for review by the Staff.

Response.  Registrant so confirms.  The complete fee table and Example numbers are provided below:

Shareholder Fees (fees paid directly from your investment)	Class A	Class C	Class I
Maximum Sales Charge (Load) Imposed on Purchases (as a % of offering price)	5.75%	None	None
Maximum Deferred Sales Charge (Load) (as a % of the original purchase price)	1.00%	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends and other Distributions	None	None	None
Redemption Fee	None	None	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.25%	1.25%	1.25%
Distribution and Service (12b-1) Fees	0.25%	1.00%	0.00%
Other Expenses[1]	0.30%	0.30%	0.30%
Interest Expense	0.20%	0.20%	0.20%
Total Annual Fund Operating Expenses	1.80%	2.55%	1.55%
Fee Waiver and/or Expense Reimbursement [2]	(0.25)%	(0.25)%	(0.25)%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.75%	2.50%	1.50%

1 Estimated for the current fiscal year.

2 The Fund's advisor has contractually agreed to waive fees and/or reimburse expenses of the Fund to the extent necessary to limit operating expenses (excluding brokerage costs; underlying fund expenses; borrowing costs such as (a) interest and (b) dividends on securities sold short; taxes; rule 12b-1 fees and, extraordinary expenses) at 1.30% through October 31, 2015. This agreement may only be terminated by the Fund's Board of Trustees on 60 days' written notice to the advisor, by the advisor with the consent of the Board and upon the termination of the Management Agreement between the Trust and the advisor. Fee waivers and expense reimbursements are subject to possible recoupment by the advisor from the Fund in future years on a rolling three-year basis (within the three years after the fees have been waived or reimbursed) if such recoupment can be achieved within the expense limits.

Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.  The Example assumes that you invest $10,000 in the Fund for the time periods indicated, and then redeem all of your shares at the end of those periods.  The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same.  Although your actual costs may be higher or lower, based on these assumptions your costs would be:

YEAR	Class A	Class C	Class I
1	$625	$233	$132
3	$991	$770	$465

Comment 11.  Please confirm that the Item 4 is a summary of Item 9.

Response.  The Registrant so confirms.

Comment 12.  Please review the Fund's Principal Investment Strategy and Principal Risks disclosures to ensure that the Fund Prospectus accurately and specifically describes the Fund's use of derivatives and their risks.  In connection with this, please consider the Division of Investment Management's observations on derivatives-related disclosure in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010.  Please be sure any disclosures relating to derivatives address only those types of derivatives that the Fund may use as part of its principal investment strategy.

Response.  Registrant has reviewed the prospectus and, after consideration of the Barry Miller letter, registrant believes the disclosure is consistent with the principles outlined in the Division of Investment Management's observations on derivatives-related disclosure in the letter.

Comment 13.  In “Principal Investment Strategies,” the disclosure provides, in relevant part, “[t]he Fund may invest in securities issued by companies of any market capitalization….”  Accordingly, please added Small Cap and Mid Cap Risk to “Principal Risks of Investing in the Fund.”

Response.  The Registrant has added the risk as requested.

Comment 14.  In “Principal Risks of Investing in the Fund,” “Demand for Loans Risk” provides an example from 1997 through 2008.  If prior year information is provided, please disclose recent years as well as such information is more relevant.

Response.  The Registrant has revised the risk disclosure as follows:

“Demand for Loans Risk. ~~The loan market, as represented by the S&P/LSTA Leveraged Loan Index, experienced significant growth in terms of number and aggregate volume of loans outstanding since the inception of the index in 1997. In 1997, the total amount of loans in the market aggregated less than $10 billion. By April of 2000, it had grown to over $100 billion, and by July of 2007 the market had grown to over $500 billion. The size of the market peaked in November of 2008 at $594 billion. During this period, the demand for loans and the number of investors participating in the loan market also increased significantly.~~

~~Since 2008, the market has contracted, characterized by limited new loan issuance and payoffs of outstanding loans. From the peak in 2008 through March 2011, the overall size of the loan market contracted by approximately 17%. The number of market participants also decreased during that period. Although the number of new loans being issued in the market in 2011 is increasing, there can be no assurance that the size of the loan market, and the number of participants, will return to earlier levels.~~

An increase in demand for loans may benefit the Fund by providing increased liquidity for such loans and higher sales prices, but it may also adversely affect the rate of interest payable on such loans acquired by the Fund and the rights provided to the Fund under the terms of the applicable loan agreement, and may increase the price of loans that the Fund wishes to purchase in the secondary market. A decrease in the demand for loans may adversely affect the price of loans in a Fund's portfolio, which could cause the Fund's net asset value to decline.

And:

“Demand for Loans Risk. An increase in demand for loans may benefit the Fund by providing increased liquidity for such loans and higher sales prices, but it may also adversely affect the rate of interest payable on such loans acquired by the Fund and the rights provided to the Fund under the terms of the applicable loan agreement, and may increase the price of loans that the Fund wishes to purchase in the secondary market. A decrease in the demand for loans may adversely affect the price of loans in a Fund's portfolio, which could cause the Fund's net asset value to decline. The loan market, as represented by the S&P/LSTA Leveraged Loan Index, experienced significant growth in terms of number and aggregate volume of loans outstanding since the inception of the index in 1997. ~~In 1997, the total amount of loans in the market aggregated less than $10 billion. By April of 2000, it had grown to over $100 billion, and by July of 2007 the market had grown to over $500 billion. The size of the market peaked in November of 2008 at $594 billion.~~ During this period, the demand for loans and the number of investors participating in the loan market also increased significantly.

Since 2008, the market has contracted, characterized by limited new loan issuance and payoffs of outstanding loans. ~~From the peak in 2008 through March 2011, the overall size of the loan market contracted by approximately 17%.~~ The number of market participants also decreased during that period. Although the number of new loans being issued in the market ~~in 2011~~ is increasing, there can be no assurance that the size of the loan market, and the number of participants, will return to earlier levels.”

Comment 15.  Please confirm supplementally that the fee table contains all estimated expenses related to short sales applicable to the Fund.

Response.  The adviser has confirmed to the Registrant that the fee table contains all estimated expenses related to short sales applicable to the Fund.

Comment 16.  Under the heading “Portfolio Managers” only one portfolio manager is named.  Please confirm that there is only one portfolio manager to the Fund and revise the heading accordingly.

Response.  Registrant confirms that there is only one portfolio manager to the Fund and has revised the disclosure as follows:

“Portfolio Manager~~s~~:  Munish Sood serves as the Fund’s Portfolio Manager and is primarily responsible for the day to day management of the Fund’s portfolio.  He has served the Fund in this capacity since the Fund commenced operations in 2014.”

Additional Information About the Fund’s Principal Investment Strategies and Related Risks

Comment 17.  The Item 4 and Item 9 disclosures are, in many cases, identical.  Please revise such that Item 4 is a summary and Item 9 provides a more detailed disclosure in Item 9.

Response.  The disclosure in Item 9 already provides additional information than the Item 4 disclosure, so the Registrant does not believe any revisions are needed.

Comment 18.  Please carry forward all comments from each Fund’s Item 4 to the Item 9.

Response.  Registrant has made all such changes.

Comment 19.  The second to last sentence of the second to last paragraph under the heading “Principal Investment Strategies – Catalyst Tactical Hedge Futures Strategy Fund,” begins, “If the time value erodes enough such that the Sub-Adviser believes….”  Please clarify this disclosure to explain how and when this is measured.

Response.  The Registrant has revised the disclosure as follows:

“If the time value erodes enough such that the Sub-Advisor believes reward is not in line with the risks, the position will be closed and a profit realized.  Risk reward analysis is conducted throughout the day, for both individual positions as well as for the overall portfolio by continually conducting scenario and portfolio stress tests, which are models used to predict the pricing of options based on changes in the underlying index.  Long option positions ~~will~~ may be initiated, from time to time, not only to hedge short option positions, but to take advantage of anticipated market movements.”

Comment 20.  In the last paragraph under the heading “Principal Investment Strategies – Catalyst Tactical Hedge Futures Strategy Fund,” the term “mean-reverting” is used.  Please revise or enhance the disclosure using plain English to clarify what is meant by the term.

Response.  The Registrant has revised the disclosure as follows:

“To manage the Fund's overall portfolio's composition, the Sub-Advisor relies upon its view that securities and futures prices are mean-reverting and will tend to remain in trading ranges for significant periods of time.  Mean-reversion is a theory that prices eventually move back towards the historical mean or average.  Additionally, the Sub-Advisor uses scenario analysis to asses risk and will adjust portfolio positions and hedges with the goal of protecting the Fund from downside market movements.”

Comment 21.  Please review and revise the “Principal Investment Risks” as necessary such that the risks disclosed in Item 9 are the same as those listed in Item 4.

Response.  Registrant has reviewed the Principal Investment Risks disclosure and revised as necessary to ensure Item 9 is consistent with Item 4 disclosures.

Management of the Fund – Prior Performance of the Sub-Advisor to the Tactical Hedged Futures Strategy Fund

Comment 22.  The first paragraph of the section indicates that the historical performance shown “includes…all client accounts.”  Please confirm that this includes all private accounts as well as all public accounts.

Response.  The sub-adviser has confirmed to the Registrant that all client accounts includes all private accounts as well as public accounts.

Comment 23.  The fourth paragraph of the section indicates that “[t]he TVT Composite has been audited.”  Please confirm that an auditor’s opinion has been provided.

Response.  The sub-adviser has provided an auditor’s opinion to the Registrant.

Comment 24.   The fourth paragraph of the section indicates that “[t]he performance results are calculated according to…GIPS.”  Please disclose that the performance is “net” of all actual fees as GIPS does not require otherwise.

Response.  The prospectus disclosure already provides:

“The TVT Composite performance is calculated “net” of actual separate account fees, i.e., it includes the impact of account fees and expenses.”

Comment 25.  Upon review, there appear to be differences between the TVT Composite and the Fund.  Please confirm supplementally that the TVT Composite is the most accurate composite for the Fund, and that the historical performance shown includes all relevant accounts, whether private or public.

Response.  The sub-adviser has confirmed to the Registrant that the TVT Composite is the most accurate composite for the Fund and is substantially similar in all material respects.  Additionally, Registrant confirms that the performance shown includes all relevant accounts, whether private or public.

Comment 26.  In the “Average Annual Total Returns” table, the Five Year and Since Inception performance shown seems high.  The performance shown must be based on average annual returns and not on a cumulative basis.  Please revise as necessary.

Response.  The Registrant has revised the performance information in accordance with data received from the sub-adviser.

Management of the Fund – Prior Performance of the Sub-Advisor to the Hedged Income Fund

Comment 27.  In the paragraph immediately preceding the “Stable Income Fund Net Dollar Weighted Annual Returns” table, the Fund is compared to the Stable Income Fund.  Please explain supplementally why the Registrant believes the funds are similar as the Fund does not have the objective to achieve income.

Response.  The sub-adviser has confirmed to the Registrant that the Fund’s and the Stable Income Fund have the same investment objectives and substantially similar investment strategies and policies.

Comment 28.  The Barclays U.S. Aggregate Index is described in the footnote noted as “**” to the “Stable Income Fund Net Dollar Weighted Annual Returns” table.  Please explain supplementally why an investment grade index is appropriate for a Fund that can invest entirely in junk bonds.

Response.  The Registrant has revised the performance information to show returns for the Barclay’s HY Loan Index.

Statement of Additional Information – Regulation as a Commodity Pool Operator

Comment 29.  Please confirm that the Trust has filed, on behalf of each Fund, an exclusion from the definition of the term “commodity pool operator.”

Response.  The Registrant so confirms.

*          *          * * *

The Registrant has authorized us to convey to you that the Registrant acknowledges:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments, please contact Tanya Goins at (202) 973-2722 or JoAnn Strasser at (614) 469-3265.

Sincerely,

/s/___________

Tanya L. Goins